Exhibit 107
Calculation of Filing Fee Tables

Schedule 14A
(Form Type)

INSPIRATO INCORPORATED
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to be Paid	$59,590,788.32	$138.10 per $1,000,000	$8,229.49
Fees Previously Paid	-		-
Total Transaction Valuation	$59,590,788.32
Total Fees Due for Filing			$8,229.49
Total Fees Previously paid			-
Total Fee Offsets			-
Net Fee Due			$8,229.49

Capitalized terms used below but not defined herein shall have the meanings assigned to such terms in the Agreement and Plan of Merger, dated December 16, 2025, by and among Inspirato Incorporated (“Inspirato”), Exclusive Investments LLC and Boomerang Merger Sub, Inc., a wholly owned subsidiary of Exclusive Investments LLC.

(i)Title of each class of securities to which the transaction applies: Class A common stock, par value $0.0001 per share, of Inspirato (“Common Stock”).

(ii)Aggregate number of securities to which the transaction applies: As of December 30, 2025, the maximum number of shares of securities to which this transaction applies is (i) 12,568,022 shares of Common Stock and (ii) 567,994 shares of Common Stock underlying restricted stock units of the Company.

(iii)Per unit price or other underlying value of the transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): The proposed maximum aggregate value of the transaction is calculated based the merger consideration of $4.27 per share of Common Stock.

In accordance with Section 14(g) of the Exchange Act, the filing fee was determined by multiplying the proposed maximum aggregate value of the transaction by 0.00013810.

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